FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

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FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol Occidental Petroleum Corporation OXY	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

1. Name and Address of Reporting Person*

Hallock   Richard   W.
(Last)   (First)   (Middle)

Occidental Petroleum Corporation
10889 Wilshire Boulevard
(Street)

Los Angeles   California   90024
(City)   (State)   (Zip)

2. Issuer Name **and** Ticker or Trading Symbol
Occidental Petroleum Corporation
OXY

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year
07/17/2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

| | Director | | 10% Owner |
| X | Officer (give title below) | | Other (specify below) |

Executive Vice President – Human Resources

7. Individual or Joint/Group Filing (Check Applicable Line)

| X | Form filed by One Reporting Person |
| | Form filed by More than One Reporting Person |

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2a. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3a. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee stock option (right to buy)	$26.4300	07/17/02		A	V	95,000		(1)	07/17/12	Common Stock	95,000		95,000	D	
Phantom stock units	1-for-1	07/17/02		A[2]	V	29,879		(3)	(3)	Common Stock	29,879	$26.4300	45,521	D	

Explanation of Responses:

(1) The option vests in three equal annual installments beginning on July 17, 2003.

(2) Grant of restricted stock units pursuant to the Occidental Petroleum Corporation 2001 Incentive Compensation Plan.

(3) Phantom restricted stock units to be settled for common stock upon retirement or termination of employment.

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, on of which must be manually signed.
    If space is insufficient, *see* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

/s/ CHRISTEL H. PAULI	October 11, 2002
**Signature of Reporting Person	Date
Christel H. Pauli, Attorney-in-Fact for Richard W. Hallock	